Evergreen Offit High Yield Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
6	PORTFOLIO MANAGER INTERVIEW
9	FINANCIAL HIGHLIGHTS
11	SCHEDULE OF INVESTMENTS
16	STATEMENT OF ASSETS AND LIABILITIES
17	STATEMENT OF OPERATIONS
18	STATEMENTS OF CHANGES IN NET ASSETS
19	NOTES TO FINANCIAL STATEMENTS
24	INDEPENDENT AUDITORS’ REPORT
25	ADDITIONAL INFORMATION
28	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen Offit High Yield Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“We have a positive view of the high yield market. While the spreads between the yields of high yield bonds and Treasury securities are not as wide as they were in October 2002, they still are extremely wide by historical standards. That means high yield may potentially offer a yield advantage over high-quality bonds.”

MANAGEMENT TEAM

Richard M. Cryan
High Yield Bond Team Lead Manager

CURRENT INVESTMENT STYLE2

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 3/2/1994
	Class A	Class I
Class Inception Date	12/29/2000	3/2/1994

Average Annual Return*

1 year with sales charge	-11.61%	N/A

1 year w/o sales charge	-7.25%	-6.89%

5 year	-1.51%	-0.41%

Since portfolio inception	3.64%	4.30%

Maximum sales charge	4.75%	N/A
	Front End

30-day SEC yield	7.23%	7.86%

12-month income dividends per share	$0.59	$0.60

* Adjusted for maximum applicable sales charge, unless noted.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in loads, fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Class A is based on 1) the performance of the Advisor shares of the fund’s predecessor fund, OFFIT High Yield Fund, and 2) prior to the Advisor share class inception, the Select shares of the fund’s predecessor fund. There were no Advisor shares outstanding for the predecessor fund from 12/31/1999 until 12/29/2000. Historical performance for Class I is based on the performance of the Select shares of the fund’s predecessor fund. The historical returns for Class A and Advisor shares have not been adjusted to reflect the effect of each class’ 12b-1 fee. These fees are 0.25% for Class A and the Advisor shares. Class I and Select shares do not pay a 12b-1 fee. If these fees had been reflected, returns for Class A would have been lower. Returns reflect expense limits previously in effect, without which returns would have been lower.

2 Source: Morningstar, Inc.

Morningstar’s Style Box is based on a portfolio date as of 12/31/2002.

The fixed income Style Box placement is based on a fund’s average effective maturity or duration and the average credit rating of the bond portfolio.

FUND AT A GLANCE continued

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen Offit High Yield Fund Class A shares,1 versus a similar investment in the Merrill Lynch All High Yield Bond Index (MLAHYBI), the Merrill Lynch High Yield Market Index (MLHYMI) and the Consumer Price Index (CPI).

The MLAHYBI and the MLHYMI are unmanaged market indexes and do not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

Class I shares are only offered to investment advisory clients of an investment advisor of an Evergreen fund (or its advisory affiliates), through special arrangements entered into on behalf of Evergreen funds with certain financial services firms, certain institutional investors and persons who owned Class Y shares in registered name in an Evergreen fund on or before December 31, 1994.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Funds that invest in high yield, lower-rated bonds may contain more risk due to the increased possibility of default.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class A shares had a total return of -7.25% for the 12-month period ended December 31, 2002, excluding any applicable sales charges. During the same period, the Merrill Lynch High Yield Master Index (MLHYMI) returned -1.14%, while the median return of funds in the Lipper High Current Yield Funds Classification was -1.08%. Lipper is an independent monitor of mutual fund performance.

The High Yield Bond Team began managing the fund during October 2002. At that time, management deemed it appropriate to change the fund’s benchmark to the MLHYMI. Previously, the fund was benchmarked to the Merrill Lynch All High Yield Bond Index.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)
Total Net Assets	$346,333,967

Average Credit Quality*	BB-

Effective Maturity	6.7 years

Average Duration	4.3 years

*Source: Standard & Poor’s

What was the investment environment like for domestic high yield bonds during the period?

High yield bonds turned in disappointing performance, both in terms of total return and in relation to the performance of U.S. Treasuries. Treasuries performed particularly well as interest rates declined and investors showed a strong preference for higher-quality securities in a time of uncertainty. The Merrill Lynch 10-Year Treasury Index, for example, gained 14.62%.

Two factors led to the disappointing performance of high yield bonds. First, a large number of credit rating downgrades from investment grade to below investment grade by major companies such as WorldCom and Tyco International pulled down the high yield benchmarks as the financial problems of these large cap companies continued to worsen. Second, the markets in general were affected by a wave of controversies surrounding corporate governance, the reliability of financial statements, and government investigations into accounting and investment banking practices. The high yield market felt the full force of these problems, especially after Adelphia Communications, a major cable company and high yield issuer, filed for bankruptcy protection in June. As other companies started restating their earnings reports, investors questioned the general quality of the financial statements of all companies, especially those associated with risk.

The corporate high yield market began recovering in the second half of the year, especially in the final quarter when a strong rally offset some of the negative returns recorded earlier in 2002.

Bonds issued by utility companies were the worst performing part of the high yield sector, losing 30% of their value during the year, according to Morgan Stanley. These losses reflected low prices for electricity, the industry’s high debt, and increasing production capacity, that all cast doubt about the industry’s ability to refinance maturing debt. Other poorly performing industries

PORTFOLIO MANAGER INTERVIEW continued

included cable television, hurt by the fallout from Adelphia’s problems, and transportation, where airline-related bonds lost value because of the financial difficulties of US Airways and United Airlines.

The High Yield Bond Team took responsibility for the fund in early October. How would you describe your investment style?

We are conservative managers, emphasizing investments in the middle to top-quality tiers of the high yield bond market in North America. Our holdings typically pay cash dividends and we do not expect to take any explicit equity or currency risks with the fund’s portfolio.

Our focus is on investments in the securities of companies with free cash flow after debt service and capital expenditures. These are corporations that can comfortably service their debt obligations. We have a six-member research team that follows a disciplined credit selection and portfolio monitoring process. We also pay careful attention to risk control.

PORTFOLIO COMPOSITION
(as a percentage of 12/31/2002 portfolio assets)

Consumer Discretionary	29.9%

Materials	18.1%

Energy	13.0%

Industrials	8.5%

Financials	8.6%

Health Care	5.5%

Utilities	3.6%

Consumer Staples	3.5%

Telecommunication Services	1.9%

Other	7.4%

What changes have you made in the fund’s portfolio?

We made extensive changes, reducing overweighted positions, increasing diversification and eliminating positions of weaker holdings. We invested in companies with good trading liquidity and that meet the quality standards of our investment team. We significantly reduced the fund’s utility and airline holdings, investing in sectors we believe offer more reliable revenue projections, including gaming companies, automobile parts producers and healthcare firms.

Companies whose bonds we have bought include Argosy, a diversified gaming company, and American Axle, a manufacturer of drive trains that is a significant supplier for General Motors sports utility vehicles and light trucks. Our healthcare holdings include the bonds of Extendicare, an operator of long-term care facilities.

The transition of the portfolio was largely complete by the end of 2002, positioning the fund for the coming year.

PORTFOLIO QUALITY*
(as a percentage of 12/31/2002 market value of bonds)

BBB	13.3%

BB	29.1%

B	54.8%

Lower than CCC	2.8%

*Source: Standard & Poor’s

PORTFOLIO MANAGER INTERVIEW continued

What is your investment outlook for the next 12 months?

We have a positive view of the high yield market. While the spreads between the yields of high yield bonds and Treasury securities are not as wide as they were in October 2002, they still are extremely wide by historical standards. That means high yield may potentially offer a yield advantage over high-quality bonds. At the same time, corporate credit quality is improving. Bankruptcies and defaults both have been declining for several months, while the equity markets appear to have bottomed out. When yield spreads are wide, high yield bonds have historically performed in sympathy with equities.

All of these signs point to potentially improving conditions for high yield corporate bonds

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002[1]	2001	2000[2]	1998
CLASS A
Net asset value, beginning of period	$7.49	$7.92	$9.91	$10.34
Income from investment operations
Net investment income	0.57	0.76	0.02	0.60
Net realized and unrealized gains or losses on securities and foreign currency related transactions	-1.08	-0.44	-1.99	-0.43
Total from investment operations	-0.51	0.32	-1.97	0.17

Distributions to shareholders from
Net investment income	-0.59	-0.75	-0.02	-0.60
Net realized gains	0	0	0	0
Total distributions to shareholders	-0.59	-0.75	-0.02	-0.60

Net asset value, end of period	$6.39	$7.49	$7.92	$9.91
Total return[3]	-7.25%	4.02%	-4.57%	0.67%
Ratios and supplemental data
Net assets, end of period (thousands)	$3,035	$5,166	$2,660	$7
Ratios to average net assets
Expenses[4]	1.24%	1.17%	1.13%[5]	0.93%[5]
Net investment income	8.25%	9.55%	9.11%[5]	9.54%[5]
Portfolio turnover rate	46%	40%	22%	36%

1.  As of the close of business on November 8, 2002, Evergreen Offit High Yield Fund acquired the net assets of OFFIT High Yield Fund ("OFFIT Fund" ). OFFIT Fund was the accounting and performance survivor in this transaction. The financial highlights for the periods prior to November 11, 2002, are those of Advisor shares of OFFIT Fund.

2.  No Class A shares were outstanding for the period ended December 31, 1999.

3.  Excluding applicable sales charges

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002[1]	2001	2000	1999	1998
CLASS I
Net asset value, beginning of period	$7.48	$7.92	$9.11	$9.91	$10.34
Income from investment operations
Net investment income	0.58	0.77	0.76	0.90	0.88
Net realized and unrealized gains or losses on securities and foreign currency related transactions	-1.07	-0.44	-1.13	-0.79	-0.43
Total from investment operations	-0.49	0.33	-0.37	0.11	0.45

Distributions to shareholders from
Net investment income	-0.60	-0.77	-0.82	-0.91	-0.88

Net asset value, end of period	$6.39	$7.48	$7.92	$9.11	$9.91
Total return	-6.89%	4.14%	-4.34%	1.10%	4.49%
Ratios and supplemental data
Net assets, end of period (thousands)	$343,299	$773,536	$945,788	$1,454,507	$1,739,622
Ratios to average net assets
Expenses[2]	0.99%	0.92%	0.88%	0.82%	0.84%
Net investment income	8.53%	9.78%	9.36%	8.91%	8.67%
Portfolio turnover rate	46%	40%	22%	42%	36%

1.  As of the close of business on November 8, 2002, Evergreen Offit High Yield Fund acquired the net assets of OFFIT High Yield Fund ("OFFIT Fund" ). OFFIT Fund was the accounting and performance survivor in this transaction. The financial highlights for the periods prior to November 11, 2002 are those of Select shares of OFFIT Fund.

2.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Credit Rating (v)	Principal Amount	Value

ASSET-BACKED SECURITIES 0.1%
DLJ Ltd., Ser. 1A, 8.35%, 04/15/2011(g)	BBB	$ 8,500,000	$ 425,000
CORPORATE BONDS 85.2%
CONSUMER DISCRETIONARY 28.3%
Auto Components 3.2%
American Axle & Manufacturing, Inc., 9.75%, 03/01/2009	BB-	3,720,000	4,008,300
Dana Corp.:
6.25%, 03/01/2004	BB	1,395,000	1,381,050
9.00%, 08/15/2011	BB	5,000,000	4,850,000
Exide Corp., 10.00%, 04/15/2005 144A(g)	D	8,000,000	720,000
10,959,350
Distributors 0.8%
Roundys, Inc., Ser. B, 8.88%, 06/15/2012	B	2,875,000	2,831,875
Hotels, Restaurants & Leisure 16.9%
Ameristar Casinos, Inc., 10.75%, 02/15/2009	B	4,000,000	4,400,000
Argosy Gaming Co., 10.75%, 06/01/2009	B+	4,000,000	4,420,000
Aztar Corp., 8.88%, 05/15/2007	B+	4,000,000	4,100,000
Horseshoe Gaming Holdings, Ser. B, 8.63%, 05/15/2009	B+	3,000,000	3,202,500
Host Marriot Corp., Ser. B, 7.88%, 08/01/2008	BB-	4,000,000	3,900,000
Isle of Capri Casinos, Inc., 8.75%, 04/15/2009	B	5,000,000	5,162,500
ITT Industries, 7.38%, 11/15/2015	BBB-	5,000,000	4,611,050
John Q Hammons Hotels LP, Ser. B, 8.88%, 05/15/2012	B	4,000,000	4,040,000
Mandalay Resort Group, Ser. B, 10.25%, 08/01/2007	BB-	4,000,000	4,410,000
Meristar Hospitality Corp., 9.00%, 01/15/2008	B	2,625,000	2,323,125
Mohegan Tribal Gaming Authority, 8.00%, 04/01/2012	BB-	3,750,000	3,928,125
Park Place Entertainment Corp., 8.13%, 05/15/2011	BB+	5,000,000	5,212,500
Six Flags, Inc., 9.50%, 02/01/2009	B	4,000,000	3,880,000
Sun International Hotels, Ltd., 8.88%, 08/15/2011	B+	5,000,000	5,125,000
58,714,800
Media 5.0%
Alaska Communications Holdings, Inc., 9.38%, 05/15/2009	B+	5,500,000	3,960,000
Dex Media East, LLC, 9.88%, 11/15/2009 144A	B	4,000,000	4,300,000
EchoStar DBS Corp., 9.38%, 02/01/2009	B+	4,000,000	4,250,000
Emmis Communications Corp., Ser. B, 8.13%, 03/15/2009	B-	4,000,000	4,160,000
RH Donnelley Finance Corp. I, 10.88%, 12/15/2012 144A	B+	500,000	547,500
17,217,500
Specialty Retail 2.1%
Cole National Group, Inc., 8.88%, 05/15/2012	B	4,000,000	3,780,000
Zale Corp., 8.50%, 10/01/2007	BBB-	3,500,000	3,517,500
7,297,500
Textiles & Apparel 0.3%
Fruit Of The Loom, Inc., 8.88%, 04/15/2006(g)	Ca	8,000,000	1,080,000
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Credit Rating (v)	Principal Amount	Value

CORPORATE BONDS continued
CONSUMER STAPLES 3.4%
Food & Drug Retailing 1.2%
Del Monte Corp., 8.63%, 12/15/2012 144A	B	$ 500,000	$ 512,500
Marsh Supermarket, Inc., Ser. B, 8.88%, 08/01/2007	B+	4,000,000	3,580,000
4,092,500
Food Products 0.9%
Corn Products International, Inc., 8.25%, 07/15/2007	BBB-	3,270,000	3,309,760
Personal Products 1.3%
Playtex Products, Inc., 9.38%, 06/01/2011	B	4,000,000	4,440,000
ENERGY 12.8%
Energy Equipment & Services 4.9%
Dresser, Inc., 9.38%, 04/15/2011	B	4,000,000	4,040,000
Newpark Resource, Inc., 8.63%, 12/15/2007	B+	5,000,000	4,800,000
Parker Drilling Co., Ser. B, 10.13%, 11/15/2009	B+	3,515,000	3,638,025
SESI LLC, 8.88%, 05/15/2011	BB-	4,500,000	4,612,500
17,090,525
Oil & Gas 7.9%
Chesapeake Energy Corp., 8.13%, 04/01/2011 144A	B+	4,000,000	4,140,000
Clark Refining & Marketing, Inc., 8.88%, 11/15/2007	B	3,000,000	2,775,000
Crown Central Petroleum Corp., 10.88%, 02/01/2005	B	2,400,000	1,932,000
Frontier Oil Corp., 11.75%, 11/15/2009	B	4,000,000	4,140,000
Giant Industries, Inc., 9.00%, 09/01/2007	B-	4,000,000	2,780,000
KCS Energy, Inc., Ser. B, 11.00%, 01/15/2003	Caa3	5,358,600	5,291,618
Nuevo Energy Co., Ser. B, 9.50%, 06/01/2008	B	5,000,000	5,175,000
Vintage Petroleum, Inc., 9.75%, 06/30/2009	B	1,000,000	1,045,000
27,278,618
FINANCIALS 8.5%
Diversified Financials 1.4%
Williams Scotsman, Inc., 9.875%, 06/01/2007	B	5,000,000	4,650,000
Real Estate 7.1%
Crescent Real Estate Equities, 9.25%, 04/15/2009 REIT	B+	2,025,000	2,114,090
Developers Diversified Realty Corp., 7.50%, 07/15/2018 REIT	BBB	3,500,000	3,167,423
Felcor Suites LP, 7.63%, 10/01/2007 REIT	BB-	3,500,000	3,342,500
Healthcare Realty Trust, Inc., 8.13%, 05/01/2011 REIT	BBB-	5,000,000	5,392,515
LNR Property Corp., 10.50%, 01/15/2009	B+	3,500,000	3,552,500
MeriStar Hospitality Corp., 9.13%, 01/15/2011 REIT	B-	1,000,000	875,000
Tanger Properties, LLP, 9.13%, 02/15/2008	BB+	3,000,000	3,076,692
WCI Communities, Inc., 9.13%, 05/01/2012	B	3,355,000	3,036,275
24,556,995
HEALTH CARE 5.3%
Health Care Equipment & Supplies 1.2%
Conmed Corp, 9.00%, 03/15/2008	B	4,000,000	4,180,000
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Credit Rating (v)	Principal Amount	Value

CORPORATE BONDS continued
HEALTH CARE continued
Health Care Providers & Services 4.1%
Extendicare Health Services, Inc., 9.50%, 07/01/2010 144A	B-	$ 4,000,000	$ 3,900,000
Genesis Health Ventures, Inc., 9.88%, 01/15/2009 (g)	C	7,500,000	573,075
Pacificare Health Systems, Inc., 10.75%, 06/01/2009	B+	4,000,000	4,300,000
Stewart Enterprises, Inc., 10.75%, 07/01/2008	B+	4,750,000	5,272,500
14,045,575
INDUSTRIALS 7.3%
Airlines 0.4%
Piedmont Aviation, Inc., Ser. F, 10.15%, 03/28/2003 (h) (g)	D	1,000,000	200,000
US Air, Inc.:
9.63%, 09/01/2003 (h) (g)	D	2,700,000	540,000
11.20%, 03/19/2005 (h) (g)	D	2,097,370	419,474
Ser. D, 10.43%, 06/27/2004 (h) (g)	CC	1,014,000	182,520
1,341,994
Commercial Services & Supplies 4.2%
Allied Waste, Inc., Ser. B, 10.00%, 08/01/2009	B+	4,000,000	3,990,000
Fisher Scientific International, Inc., 9.00%, 02/01/2008	B	4,000,000	4,190,000
Iron Mountain, Inc., 8.63%, 04/01/2013	B	3,500,000	3,675,000
Service Corporation International, 7.70%, 04/15/2009 144A	BB-	3,000,000	2,820,000
14,675,000
Electrical Equipment 1.1%
Stoneridge, Inc., 11.50%, 05/01/2012	B	4,000,000	3,840,000
Machinery 1.6%
Cummins, Inc., 9.50%, 12/01/2010 144A	BB+	425,000	454,750
SPX Corp., 7.50%, 01/01/2013	BB-	1,375,000	1,400,781
World Color Press, Inc., 8.38%, 11/15/2008	BBB	3,500,000	3,646,241
5,501,772
INFORMATION TECHNOLOGY 1.0%
Software 1.0%
Medaphis Corp., Ser. B, 9.50%, 02/15/2005	B	3,500,000	3,395,000
MATERIALS 14.3%
Chemicals 6.5%
FMC Corp., 10.25%, 11/01/2009 144A	BB+	4,060,000	4,405,100
Huntsman International, LLC, 9.88%, 03/01/2009	B3	5,000,000	5,025,000
Lyondell Chemical Co., Ser. B, 9.88%, 05/01/2007	BB	5,000,000	4,825,000
Methanex Corp., 8.75%, 08/15/2012	BBB-	3,165,000	3,370,725
Millennium America, Inc., 9.25%, 06/15/2008	BBB-	4,750,000	4,975,625
22,601,450
Containers & Packaging 1.2%
Owens-Brockway Glass Container, 8.88%, 02/15/2009	BB	4,000,000	4,140,000
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Credit Rating (v)	Principal Amount	Value

CORPORATE BONDS continued
MATERIALS continued
Metals & Mining 5.6%
AK Steel Corp., 7.75%, 06/15/2012 144A	BB	$ 5,000,000	$ 5,062,500
Armco, Inc., 9.00%, 09/15/2007	BB	3,850,000	3,946,250
Peabody Energy Corp., Ser. B, 9.63%, 05/15/2008	B+	4,000,000	4,245,000
U.S. Steel Corp., 10.75%, 08/01/2008	BB	4,000,000	3,960,000
Wolverine Tube, Inc., 10.50%, 04/01/2009	BB-	2,000,000	2,050,000
19,263,750
Paper & Forest Products 1.0%
Georgia Pacific Corp., 9.125%, 07/01/2022	BB+	4,000,000	3,500,000
TELECOMMUNICATION SERVICES 0.8%
Diversified Telecommunication Services 0.8%
Panamsat Corp., 8.50%, 02/01/2012 144A	B-	3,000,000	2,880,000
UTILITIES 3.5%
Electric Utilities 1.7%
Tucson Electric Power Co., Ser. B, 10.21%, 01/01/2009	BBB-	5,479,604	5,863,176
Gas Utilities 1.1%
El Paso Energy Partners LP, 8.50%, 06/01/2011	BB-	4,000,000	3,730,000
Multi-Utilities 0.7%
Southern CA Edison Co., 6.90%, 10/01/2018	BB	2,750,000	2,571,250
Total Corporate Bonds			295,048,390
YANKEE OBLIGATIONS-CORPORATE 6.7%
CONSUMER DISCRETIONARY 1.1%
Hotels, Restaurants & Leisure 1.1%
Royal Caribbean Cruises, Ltd., 8.75%, 02/02/2011	BB+	4,000,000	3,740,000
INDUSTRIALS 1.1%
Transportation Infrastructure 1.1%
Sea Containers, Ltd., Ser. B, 7.88%, 02/15/2008	B+	5,500,000	3,602,500
MATERIALS 3.5%
Containers & Packaging 1.2%
Stone Container Finance Co., 11.50%, 08/15/2006 144A	B	4,000,000	4,260,000
Metals & Mining 1.2%
Normandy Yandal Operations, Ltd., 8.88%, 04/01/2008	BBB-	4,000,000	4,000,000
Paper & Forest Products 1.1%
Tembec Industries, Inc., 7.75%, 03/15/2012	BB+	4,000,000	3,900,000
TELECOMMUNICATION SERVICES 1.0%
Wireless Telecommunications Services 1.0%
Rogers Cantel, Inc., 8.30%, 10/01/2007	BB+	4,000,000	3,560,000
Total Yankee Obligations-Corporate			23,062,500
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS 0.1%
HEALTH CARE 0.1%
Health Care Providers & Services 0.1%
Genesis Health Ventures, Inc.	26,432	$ 408,374
SHORT-TERM INVESTMENTS 6.3%
MUTUAL FUND SHARES 6.3%
Evergreen Institutional Money Market Fund (o)	21,794,875	21,794,875
Total Investments (cost $367,338,581) 98.4%		340,739,139
Other Assets and Liabilities 1.6%		5,594,828
Net Assets 100.0%		$ 346,333,967

(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.
144A	Security that may be resold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees.
(v)	Credit ratings are unaudited and rated by Moody’s Investor Service where Standard and Poor’s ratings are not available.
(h)	No market quotations available. Valued at fair value as determined in good faith under procedures established by the Board of Trustees.
(g)	Security which has defaulted on payment of interest and/or principal. The Fund has stopped accruing interest on this security.

Summary of Abbreviations:
REIT	Real Estate Investment Trust
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 367,338,581
Net unrealized losses on securities	(26,599,442)

Market value of securities	340,739,139
Receivable for investment sold	163,705
Dividends and interest receivable	8,344,903
Prepaid expenses and other assets	28,093

Total assets	349,275,840

Liabilities
Dividends payable	964,192
Payable for Fund shares redeemed	1,419,920
Advisory fee payable	324,483
Distribution Plan expenses payable	41
Due to other related parties	1,907
Accrued expenses and other liabilities	231,330

Total liabilities	2,941,873

Net assets	$ 346,333,967

Net assets represented by
Paid-in capital	$ 843,799,659
Overdistributed net investment income	(964,365)
Accumulated net realized losses on securities and foreign currency related transactions	(469,913,014)
Net unrealized losses on securities and foreign currency related transactions	(26,588,313)

Total net assets	$ 346,333,967

Net assets consists of
Class A	$ 3,035,139
Class I	343,298,828

Total net assets	$ 346,333,967

Shares outstanding
Class A	475,051
Class I	53,728,061

Net asset value per share
Class A	$ 6.39
Class A -- Offering price (based on sales charge of 4.75%)	$ 6.71
Class I	$ 6.39

See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Interest	$ 57,676,740
Dividends	797,956

Total investment income	58,474,696

Expenses
Advisory fee	4,752,947
Distribution Plan expenses
Class A	10,491
MSD&T shares*	50,590
Administrative services fees	660,272
Transfer agent fee	102,196
Trustees’ fees and expenses	30,101
Printing and postage expenses	60,665
Custodian fee	156,069
Registration and filing fees	35,207
Professional fees	159,620
Other	103,090

Total expenses	6,121,248
Less: Expense reductions	(2,498)

Net expenses	6,118,750

Net investment income	52,355,946

Net realized and unrealized gains or losses on securities and foreign currency related transactions
Net realized losses on:
Securities	(250,043,896)
Foreign currency related transactions	(4,680,952)

Net realized losses on securities and foreign currency related transactions	(254,724,848)

Net change in unrealized gains or losses on securities and foreign currency related transactions	162,889,467

Net realized and unrealized gains or losses on securities and foreign currency related transactions	(91,835,381)

Net decrease in net assets resulting from operations	$ (39,479,435)

* MSD&T shares of the fund’s predecessor fund, OFFIT High Yield Fund, were liquidated on August 27, 2002.
See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 52,355,946		$ 100,527,379
Net realized losses on securities and foreign currency related transactions		(254,724,848)		(144,168,274)
Net change in unrealized gains or losses on securities and foreign currency related transactions		162,889,467		79,298,755

Net increase (decrease) in net assets resulting from operations		(39,479,435)		35,657,860

Distributions to shareholders from
Net investment income
Class A		(350,935)		(364,604)
MSD&T shares*		(1,695,733)		(2,650,810)
Class I		(51,105,438)		(97,063,087)

Total distributions to shareholders		(53,152,106)		(100,078,501)

Capital share transactions
	Shares		Shares
Proceeds from shares sold
Class A	51,913	423,676	377,297	2,995,669
MSD&T shares*	1,400,665	4,300,174	3,216,559	28,537,690
Class I	9,266,443	74,025,198	36,347,049	295,436,832

		78,749,048		326,970,191

Net asset value of shares issued in reinvestment of distributions
Class A	37,982	267,679	33,688	260,766
MSD&T shares*	2,206	17,565	4,945	42,755
Class I	4,413,058	31,185,190	8,599,078	68,037,301

		31,470,434		68,340,822

Payment for shares redeemed
Class A	(305,035)	(2,156,636)	(56,496)	(437,733)
MSD&T shares*	(5,414,807)	(41,773,529)	(1,512,322)	(13,757,334)
Class I	(63,372,244)	(439,042,398)	(60,930,468)	(473,497,602)

		(482,972,563)		(487,692,669)

Net decrease in net assets resulting from capital share transactions		(372,753,081)		(92,381,656)

Total decrease in net assets		(465,384,622)		(156,802,297)
Net assets
Beginning of period		811,718,589		968,520,886

End of period		$ 346,333,967		$ 811,718,589

Overdistributed net investment income		$ (964,365)		$ (777,591)

* MSD&T shares of the fund’s predecessor fund, OFFIT High Yield Fund, were liquidated on August 27, 2002.
See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen OFFIT High Yield Fund (the “Fund”) is a non-diversified series of Evergreen Fixed Income Trust (the “Trust”), a Delaware business trust organized on September 18, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

As of the close of business on November 8, 2002, the net assets of OFFIT High Yield Fund (“OFFIT Fund”), a series of The OFFIT Investment Fund, Inc., were acquired by the Fund in exchange for shares of the Fund. Advisor shares and Select shares of OFFIT Fund received Class A and Class I shares of the Fund, respectively. MSD&T shares of OFFIT Fund were completely liquidated on August 27, 2002. As OFFIT Fund contributed the majority of the net assets and shareholders to the Fund, the accounting and performance history of OFFIT Fund has been carried forward.

The Fund offers Class A and Institutional (“Class I”) shares. Class A shares are sold with a front-end sales charge and Class I shares are sold without a front-end sales charge or contingent deferred sales charge.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Portfolio debt securities acquired with more than 60 days to maturity are valued at prices obtained from an independent pricing service which takes into consideration such factors as similar security prices, yields, maturities, liquidity and ratings. Securities for which valuations are not available from an independent pricing service may be valued by brokers which use prices provided by market makers or estimates of market value obtained from yield data relating to investments or securities with similar characteristics.

Listed equity securities are usually valued at the last sales price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

NOTES TO FINANCIAL STATEMENTS continued

b. Foreign currency translation

All assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on securities.

c. Foreign currency contracts

A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund enters into foreign currency contracts to facilitate transactions in foreign-denominated securities and to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. Foreign currency contracts are recorded at the forward rate and marked-to-market daily. When the contracts are closed, realized gains and losses arising from such transactions are recorded as realized gains or losses on foreign currency related transactions. The Fund could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

d. When-issued and delayed delivery transactions

The Fund records when-issued securities no later than one business day after the trade date and maintains security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked-to-market daily and begin earning interest on the settlement date. Losses may occur on these transactions due to changes in market conditions or the failure of counterparties to perform under the contract.

e. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date and in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

f. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

NOTES TO FINANCIAL STATEMENTS continued

g. Distributions

Distributions to shareholders from net investment income are accrued daily and paid monthly. Distributions from net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations. The primary permanent differences causing such reclassifications are due to net realized foreign currency losses.

h. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

OFFITBANK Fund Advisors, a subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid a fee at an annual rate determined by applying percentage rates to the average daily net assets of the Fund, starting at 0.85% and declining to 0.65% as average daily net assets increase.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

Prior to September 23, 2002, PFPC Inc., an indirect majority-owned subsidiary of The PNC Financial Services Group, Inc., provided administrative, fund accounting, transfer and dividend disbursing agent services for the Fund. For its administrative services, PFPC Inc. received a fee at an annual rate starting at 0.125% and declining to 0.0275% as average daily net assets increased. For providing fund accounting services to the Fund, PFPC Inc. had received a fee of $1,250 per month plus out of pocket expenses.

4. DISTRIBUTION PLAN

Evergreen Distributor, Inc. (“EDI”), a wholly-owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

NOTES TO FINANCIAL STATEMENTS continued

The Fund has adopted a Distribution Plan, as allowed by Rule 12b-1 of the 1940 Act, for Class A. Under the Distribution Plan, distribution fees are paid at an annual rate of 0.25% of the average daily net assets for Class A shares. Prior to August 27, 2002, MSD&T shares of OFFIT Fund incurred distribution fees at a rate of 0.25% of the average daily net assets for MSD&T shares.

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $267,648,426 and $573,832,345, respectively, for the year ended December 31, 2002.

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $372,186,269. The gross unrealized appreciation and depreciation on securities based on tax cost was $10,906,209 and $42,353,339, respectively, with a net unrealized depreciation of $31,447,130.

As of December 31, 2002, the Fund had $419,022,282 in capital loss carryovers for federal income tax purposes expiring as follows:

Expiration

2006	2007	2008	2009	2010

$62,898	$15,953,813	$56,939,153	$141,914,468	$204,151,950

For income tax purposes, capital losses incurred after October 31 within the Fund’s fiscal year are deemed to arise on the first business day of the following fiscal year. The Fund has incurred and will elect to defer post-October losses of $46,043,044.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the funds to borrow from, or lend money to, other participating funds. During the year ended, December 31, 2002, the Fund did not participate in the interfund lending program.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Overdistributed Ordinary Income	Unrealized Depreciation	Capital Loss Carryover and Post-October Loss

$953,236	$31,447,130	$465,065,326

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to wash sales.

The tax character of distributions paid for the year ended December 31, 2002 was $53,152,106 of ordinary income.

NOTES TO FINANCIAL STATEMENTS continued

8. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian, a portion of fund expenses has been reduced. The Fund received expense reductions of $2,498, which represents 0.00% of its average daily net assets.

9. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

10. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

11. SUBSEQUENT EVENT

Effective January 1, 2003, Evergreen Investment Management Company, LLC, a wholly-owned subsidiary of Wachovia, became the investment advisor to the Fund and is paid for its services at the same rate as its prior investment advisor.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholders
Evergreen Fixed Income Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Evergreen Offit High Yield Fund (formerly, OFFIT High Yield Fund), a portfolio of Evergreen Fixed Income Trust, as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets and the financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the years or periods in the three-year period ended December 31, 2000 were audited by other auditors whose report thereon, dated February 16, 2001 expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen Offit High Yield Fund, as of December 31, 2002, the results of its operations, changes in its net assets, and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

ADDITIONAL INFORMATION (unaudited)

For corporate shareholders, 1.50% of ordinary income dividends paid during the fiscal year ended December 31, 2002, qualified for the dividends received deduction.

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TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

564979 2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034